UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number: 001-16245

W.P. STEWART & CO., LTD.

(Translation of Registrant’s Name Into English)

Trinity Hall

43 Cedar Avenue

P.O. Box HM 2905

Hamilton, HM LX

Bermuda

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1: ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

W.P. STEWART & CO., LTD.

Form 6-K:	Table of Contents
1.	Exhibit 99.1 – Press release dated July 17, 2008

EXHIBITS

See Press Release dated July 17, 2008 announcing an update on investment performance and assets under management of the Company, attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

W.P. STEWART & CO., LTD.

Date: July 18, 2008	By:	/s/ Susan G. Leber
Name:	Susan G. Leber
Title:	Managing Director -
Chief Financial Officer